SO 3/24/05

SECURIT 05039896 ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
|---|
| 8- 44590 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Pirrone & Company, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**504 Warren Street**
(No. and Street)

| **Hudson** | **NY** | **12534** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Robert B. Pirrone** **(518) 828-4627**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

| **2120 Powers Ferry Road, Suite 350** | **Atlanta** | **Georgia** | **303** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 11 2005
WASH. D.C. 185

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/28/05

## OATH OR AFFIRMATION

I, **Robert B. Pirrone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pirrone & Company, Inc.**, as of **December 31**, **2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Robert B. Pirrone

Signature

Pres.

Title

______________________________

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

# PIRRONE & COMPANY, INC.
**Financial Statements and Schedules**
**as of December 31, 2004**
**With**
**Report of Independent Auditor**

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Pirrone & Company, Inc.:

We have audited the accompanying statement of financial condition of Pirrone & Company, Inc., as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As shown on the financial statements, the Company incurred a loss of $29,950 during the year ended December 31, 2004 and has been below net capital required to maintain its status as a registered broker-dealer from time to time. In addition, the Company has liabilities to creditors and for payroll taxes accrued and withheld that it is unable to pay as they become due. These factors raise substantial doubt as to whether the Company will be able to remain in existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

In our opinion, except for the effect of the matters discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Pirrone & Company, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA PC

RUBIO CPA, PC

February 28, 2005
Atlanta, Georgia

**PIRRONE & COMPANY, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2004**

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 3,852 |
| Clearing deposits | 26,000 |
| Receivable from clearing brokers | 6,054 |
| Office furniture and equipment, at cost, less accumulated depreciation of $24,397 | 657 |
| Other | 2,640 |
| Total assets | $ 39,203 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 17,525 |
| Payable to clearing broker | 2,205 |
| Accrued and withheld payroll taxes - past due | 8,203 |
| Total liabilities | 27,933 |
| Stockholder's Equity: | |
| Common stock, no par, 200 shares authorized; 100 shares issued and outstanding | - |
| Additional paid-in capital | 112,038 |
| Retained earnings | 176,150 |
| | 288,188 |
| Less treasury stock | (276,918) |
| Total stockholder's equity | 11,270 |
| Total liabilities and stockholder's equity | $ 39,203 |

The accompanying notes are an integral part of these financial statements.

**PIRRONE & COMPANY, INC.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | |
|---|---|
| REVENUES: | |
| Commissions and fees | $ 156,160 |
| Total revenues | 156,160 |
| EXPENSES: | |
| Employee compensation and benefits | 97,741 |
| Clearing costs | 13,475 |
| Communications | 12,952 |
| Occupancy | 13,116 |
| Other operating expenses | 48,826 |
| Total expenses | 186,110 |
| NET (LOSS) | $ (29,950) |

The accompanying notes are an integral part of these financial statements.

**PIRRONE & COMPANY, INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2004**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income (loss) | $ | (29,950) |
| Adjustments to reconcile net loss to net cash used by operations: | | |
| Depreciation | | 553 |
| Decrease in receivable from broker-dealer, net | | 16,071 |
| Increase in accounts payable and accrued expenses | | 7,333 |
| Decrease in other assets | | 1,570 |
| Net cash used by operating activities | | (4,423) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Increase in deposit with clearing broker | | (1,000) |
| Purchase of computer equipment | | (668) |
| Net cash used in investing activities | | (1,668) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital contributions | | 21,750 |
| Purchase of common stock for the treasury | | (18,000) |
| Net cash provided by financing activities | | 3,750 |
| NET DECREASE IN CASH | | (2,341) |
| CASH, at beginning of year | | 6,193 |
| CASH, at end of year | $ | 3,852 |
| SUPPLEMENTAL CASH FLOW INFORMATION | | |
| Interest paid | $ | 918 |
| Capital contribution of loan | $ | 15,000 |

The accompanying notes are an integral part of these financial statements.

**PIRRONE & COMPANY, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Year Ended December 31, 2004**

| | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|
| Balance, December 31, 2003 | $ 75,288 | $ 206,100 | $(258,918) | $ 22,470 |
| Capital contributions: | | | | |
| Cash | 21,750 | | | 36,750 |
| Loan | 15,000 | | | |
| Purchase of common stock for the treasury | | | (18,000) | (18,000) |
| Net loss | | (29,950) | | (29,950) |
| Balance, December 31, 2004 | $ 112,038 | $ 176,150 | $(276,918) | $ 11,270 |

The accompanying notes are an integral part of these financial statements.

**PIRRONE & COMPANY, INC.**
**NOTES TO FINANCIAL STATEMENTS AND SCHEDULES**
**December 31, 2004**

## CORPORATE ORGANIZATION AND BUSINESS

At December 31, 2004, the Company's principle activity is retail brokerage of publically traded investment securities.

The Company is subject to the regulations of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the Securities Division of the state of New York.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Estimates:** The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

**Income Taxes:** The Company has elected to be an S corporation under the Internal Revenue Code. Therefore, all income, losses, and tax credits flow through and are taxed in the income tax returns of it stockholder.

**Property and Equipment:** Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

**Cash and Cash Equivalents:** The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

## NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $7,973 which was $2,973, in excess of its required net capital of $5,000.

## LEASES

The Company leases office premises under a lease agreement which expires in August 2005. Rent expense under the agreement for 2004 was approximately $13,000.

## OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## GOING CONCERN

The Company incurred an operating loss for the years ended December 31, 2004 of $29,950 and the Company is unable to pay its obligations to creditors as they become due, including obligations to taxing authorities for payroll taxes accrued and withheld. The Company has had net capital deficits from time to time and may lose its license to operate as a registered broker-dealer. During 2004, the Company has been dependent on capital contributions from its owner to fund its losses and meet its net capital requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern as of December 31, 2004.

**PIRRONE & COMPANY, INC.**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES**
**AND EXCHANGE COMMISSION**
**ACT OF 1934**

**December 31, 2004**

| | |
|---|---|
| **COMPUTATION OF NET CAPITAL:** | |
| Total stockholder's equity | $ 11,270 |
| Less nonallowable assets: | |
| Furniture and equipment | (657) |
| Other assets | (2,640) |
| Net capital | $ 7,973 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS:** | |
| Aggregate indebtedness | $ 27,933 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | |
| Minimum net capital required | $ 5,000 |
| **EXCESS NET CAPITAL** | $ 2,973 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 3.5 to 1.0 |

## PIRRONE & COMPANY, INC.

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
## DECEMBER 31, 2004

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 as it does not hold customers' funds or securities.

## SCHEDULE III

## RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
## DECEMBER 31, 2004

There are no significant differences between the computation of net capital included in these financial statements and the net capital computation included in the Company's December 31, 2004 unaudited Focus Report filing. Therefore, no reconciliation is necessary.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors of
Pirrone & Company, Inc.:

In planning and performing our audit of the financial statements of Pirrone & Company, Inc. for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Pirrone & Company, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2004 and this report does not effect our report thereon dated February 28, 2005.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 28, 2005
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC